Exhibit 99.2

TRINITY BIOTECH PLC
(Incorporated and registered in Ireland with registered number 183476)

4 September 2025

Dear Shareholder,

Annual General Meeting of Trinity Biotech plc (the “Company”)

The board of directors (the “Board”) of the Company encloses notice of an annual general meeting of the Company, to be held at the Company’s registered office at IDA Business Park, Bray, County Wicklow, Ireland, A98 H5C8, on 30 September 2025 at 10:00 am (the “AGM”).

Since early 2024 the Company has undergone significant changes, most notable among these being the successful implementation of a comprehensive transformation plan focussed on significantly improving the financial performance of our existing business plus strategically repositioning the Company for large-scale growth opportunities.  As part of this strategic repositioning process, the Company has executed several acquisitions of development projects intended to provide opportunities for long-term and large-scale growth.  Most notably, we are developing a next-generation Continuous Glucose Monitoring (“CGM”) product that has the potential to disrupt the CGM market and capture a significant share of this rapidly expanding market.

As part of our annual general meeting preparation process, we undertake a review of our share capital structure to ensure that it is at all times sufficiently flexible to best support the Company’s businesses at each stage of their respective life cycles.  As a result of this review and in addition to the ordinary business of the Company’s AGM, in order to provide management with the necessary flexibility, the Company proposes the following resolutions be put to the AGM as special business: (i) a reduction to the nominal (par) value of each of the Company’s A Ordinary Shares; (ii) an increase in the Company’s authorised share capital; (iii) a refresh of the Board’s authority to allot and issue new shares in the Company; and (iv) a refresh of the Board’s authority to allot and issue new shares for cash without applying Irish statutory pre-emption rights.  We believe that each of these proposed matters are important to provide the Company with the flexibility to meet its new ambitious corporate objectives over the medium to long-term.

We believe that the votes to be taken at this AGM are very important to the Company and its strategic goals.  We therefore urge each shareholder of the Company to carefully consider the contents of this letter and the enclosed notice.

The Board urges the shareholders to support the resolutions and unanimously recommends a vote FOR each of the resolutions to be put to the AGM by following the instructions on the voting card provided.

1.	Business of Annual General Meeting

We have set out below some additional information in relation to the various items of business which are to be considered at the AGM.

Ordinary Business

Resolution 1 deals with the reappointment of Grant Thornton as statutory auditor of the Company to hold office until the conclusion of the next annual general meeting, at which accounts are laid before the Company.

Resolution 2 seeks to authorise the Board to fix the statutory auditor’s remuneration.

Special Business

Resolution 3 proposes, subject to and conditional upon the approval of each of Resolutions 4, 5 and 6, a reduction to the nominal (par) value of each of the Company’s A Ordinary Shares.  If this Resolution is passed, it would result in the reduction of the nominal (par) value of each of the Company’s existing authorized but unissued A Ordinary Shares of US$0.0109 and the nominal (par) value of each of the authorized and issued A Ordinary Shares of US$0.0109 being decreased by US$0.0108, such that the nominal (par) value of each of the Company’s A Ordinary Shares would be US$0.0001.  This amendment is required to more closely align the nominal value with the Company’s current capital structure.

Resolution 4 proposes, subject to and conditional upon the approval of each of Resolutions 3, 5 and 6, an increase in the Company’s authorised share capital.  The Board believes that the proposed increase to the authorised share capital from 832,700,000 to 16,654,000,000 (an increase of 15,821,300,000) A Ordinary Shares is an appropriate increase to ensure that the Company’s capital structure is flexible enough to best support the Company’s businesses at each stage of their respective life cycles.

Resolution 5 proposes, subject to and conditional upon the approval of each of Resolutions 3, 4 and 6, a refresh of the Board’s authority to allot and issue new shares in the Company.  If this Resolution is passed, this authority will allow the Company to issue new shares up to its maximum authorised share capital (as may be increased pursuant to Resolution 4) for general corporate and working capital purposes for a period of five years from the date of the AGM.  This is to ensure that the Company’s capital structure is flexible enough to best support the Company’s businesses at each stage of their respective life cycles.

Resolution 6 proposes, subject to and conditional upon the approval of each of Resolutions 3, 4 and 5, a refresh of the Board’s authority to allot and issue new shares for cash without applying Irish statutory pre-emption rights. If this Resolution is passed, this authority will allow the Company to issue new shares for cash pursuant to Resolution 5 without first offering them pro-rata to existing shareholders, for a period of five years from the date of the AGM. This again is a very important component of ensuring that the Company’s capital structure is flexible enough to best support the Company’s businesses at each stage of their respective life cycles

2.	Shareholder Approval

Resolutions 1, 2, 3, 4, and 5 are proposed as ordinary resolutions of the Company, meaning that each must be approved by a simple majority of the votes cast at the AGM.  Resolution 6 is proposed as a special resolution of the Company, meaning that it must be approved by not less than 75% of the votes cast at the AGM.

3.	How to Vote

ADS holders

If you have an interest in the Company’s A Ordinary Shares in ADS form (i.e., your shares are held as American Depository Shares through the program’s depositary, The Bank of New York Mellon (“BNY”)), you will receive voting instructions: (i) from BNY directly, in the case of registered holders of ADSs (sometimes referred to as holding ADSs “of record”), or (ii) in the case of ADSs held beneficially (ie, “in street”), from your broker.  You must follow the instructions received in order to vote your shares.

Registered Ordinary Shareholders

For those registered holders of the Company’s A Ordinary Shares who are not attending the meeting in person, we would strongly encourage you to vote your shares by completing, signing and returning the enclosed form of proxy as soon as possible.  To be valid, forms of proxy duly signed together with the power of attorney or such other authority (if any) under which they are signed (or certified copy of such power or authority), must be lodged with Computershare Investor Services Ireland, 3100 Lake Drive, Citywest Business Campus, Dublin 24, D24 AK82, Ireland, not later than 28 September 2025 at 10:00 am (or in the case of an adjournment, 48 hours before the time appointed for the holding of the meeting).

Please follow the simple instructions set forth on the proxy card you receive to vote your shares.

4.	Recommendation

The Board is satisfied that the resolutions set out in the notice of AGM are in the best interests of the Company and its shareholders.  Accordingly, and as previously stated, the Board unanimously recommends that you vote in favour of each of the resolutions, as the Board intends to do in respect of all the shares which can be voted by them.

As always, we thank you for your continued support.

John Gillard

Company Secretary and Chief Executive Officer

4 September 2025

Directors: John Gillard, Ronan O’Caoimh, Jim Walsh PhD, Andrew Omidvar PhD, Thomas Lindsay and John Paul Tivnan

Registered office: IDA Business Park, Bray, County Wicklow, Ireland